

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2010

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **RE:** **Affiliated Managers Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 29, 2010**
> **File #1-13459**

Dear Mr. Crate:

We have reviewed your response letter dated July 12, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1. We have reviewed your response to our prior comment one and note your intentions regarding disclosure of foreign exchange matters. However, as we previously indicated, we continue to believe that you should revise your future filings to include a more specific and comprehensive discussion regarding how your asset classes, investment styles and geographic locations have impacted your assets under management and operating results. Please include quantified information where practicable.

<u>Supplemental Performance Measures, page 29</u>

2. We have reviewed your response to our prior comment two. We continue to believe that your current presentation of "Cash Net Income" and "Cash earnings per share" is not appropriate since the titles imply a measure of net income on a cash basis while the measures are, in actuality, net income adjusted for certain expenses. Therefore, as previously requested, please revise future disclosures, including those in earnings releases, to change the title of the measures accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3355. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief